

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2012

Via E-mail
Wilfred Chow
Chief Financial Officer
SearchMedia Holdings Limited
Floor 13, Central Modern Building
468 Xinhui Road
Shanghai, China 200060

> **Re:** **SearchMedia Holdings Limited**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed June 30, 2011**
> **Response dated March 13, 2012**
> **File No. 333-158336**

Dear Mr. Chow:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ending December 31, 2010

General

1. We note that in your response letter filed as correspondence on EDGAR on March 13, 2012, that you indicate that you will provide the supplemental disclosure in future filings. Please note our comments primarily requested revision and filing of an amended Form 20-F. Please confirm that at upon the compliance with comments issued during this review, you will file an amended Form 20-F including all revised disclosure as appropriate.

Risk Factors, page 6

Unauthorized use of our intellectual property by third parties, and the expenses…, page 13

2. We note your response to comment 3 from our letter dated February 22, 2012. Please revise your disclosure to state with specificity, the process for registering in China the "SearchMedia" trademark and logo used in your business, the steps and process involved with the registration of each, the actions and dates of your registration steps to date and an outline with time frame for completion of same. In this discussion, please include all relevant PRC rules, regulations, circulars and entities involving same and any challenges to the registration of the trademark and logo that could compromise your ability to register them for your use.

3. We note your disclosure that "some of [y]our pending applications or registrations may be successfully challenged or invalidated by others." Please expand your disclosure to explain if there are any other pending applications or registration separate from your registration of the SearchMedia trademark and logo used in your business and discuss any challenges to them or invalidation attempts by third parties.

Item 4. Information on the Company, page 24

History and Development, page 24

4. We note your response to comment 11 from our letter dated February 22, 2012. Please revise your disclosure to include your response to comment 11 from your response dated March 13, 2011. Additionally, provide full and complete explanation of any entities you control or use as part of your operations including inactive entities.

Our Business, page 26

General

5. We note your response to comment 12 from our letter dated February 22, 2012 including how the majority of your media assets are poster frames "owned by business partners." Please tell us more about these business partners including who they are, whether you control these entities, have any related party relationships with those individuals or entities that do control these business partners and whether there are written agreements in place governing these relationships. Further, disclose any potential conflict or competing interest stemming from you selling both SearchMedia Holdings' and other business partners' in-elevator media assets as an agent to both. Describe the assets you sell for the parties involved. Revise your disclosure accordingly.

Liquidity and Capital Resources, page 54

6. We note your response to comment 17 from our letter dated February 22, 2012. Revise to include the contingent consideration table with reference to specific acquisitions, adding a column for contingent consideration paid up to December 31, 2010 as requested in our original comment.

7. We note your response to comment 18 from our letter dated February 22, 2012 and reissue in part. Amend your disclosure to include the names of the "ex-owners" that will continue to receive the remaining contingent consideration payments, matching the names of the ex-owners to the entities for which they continue to receive payments.

Financial Statements

4. Acquisitions, page F-18

I. 2010 acquisitions, page F-18

8. We note your response to comment 24 from our letter dated February 22, 2012. Tell us in more detail how you determined the fair value of the contingent consideration including, but not limited to, the valuation technique used and how you evaluated the probability of achieving the required financial performance under the earnout agreements.

II. 2008 Acquisitions, page F-19

9. We note your response to comment 26 from our letter dated February 22, 2012. For each acquisition where you recorded an impairment of goodwill right after you recorded the contingent consideration, please reconcile the metrics you used to record the contingent consideration with the fair value of the respective reporting unit used to determine the goodwill impairment.

10. We note your response to comment 29 from our letter dated February 22, 2012. For each acquired subsidiary, please provide us with a detailed analysis on how you considered each of the factors in ASC 805-10-55-25 in your conclusion that the contingent consideration arrangements are not compensatory arrangements.

11. We note your response to comment 31 from our letter dated February 22, 2012. For each acquired subsidiary, please tell us:

      i.   the names of the ex-owner, the job position in your company after the acquisition and the salary;

   ii. the term of each of the employment agreements;

   iii. whether the ex-owners have to continue working with the company to get the contingent consideration;

   iv. what will happen if the ex-owner quit working for your company after the first year, will they be entitled to receive the contingent payments?

12. Refer to your disclosure in the third paragraph of page F-19.

   i. Explain to us why the amendments of the earnout agreements also provided for the extension of the employment agreements of certain key members of management of these subsidiaries.

   ii. Tell us who are the key members of management and the related subsidiary.

   iii. Tell us how you considered the relationship between these agreements in your conclusion that the contingent consideration arrangements are not compensatory arrangements.

13. Refer to your disclosure in the fourth paragraph of page F-19. Tell what you mean by:

   i. "[P]rovide guarantee on the realizable price of these stocks based on the financial performance of these companies."

   ii. "As of December 31, 2010, the Company did not recognize the put options under these agreements as the subsidiaries did not meet the required financial performance."

14. We note your response to comment 32 from our letter dated February 22, 2012. Please explain to us how the equity holders of the operating companies were the same holders before and after the establishment of the VIE structure.

15. We note your response to comment 32 from your letter dated February 22, 2012. Tell us in more detail the reasons why it was necessary to extend the loans to the equity shareholders of the VIE.

16. We note your response to comment 33 from our letter dated February 22, 2012. Regarding your acquisition in 2010, will the acquisition be rescinded if the earnout provisions are not met?

Form 6-K Filed February 8, 2012

17. We note your response to comment 35 from our letter dated February 22, 2012. Please tell us the date of the SAIC business license which specifically includes advertising. In future filings, please file this license as an exhibit.

       You may contact Ivette Leon, Assistant Chief Accountant, at 202-551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

       Sincerely,

       /s/ Celeste M. Murphy for

       Larry Spirgel
       Assistant Director

cc: Via E-mail
       Joshua Weingard
       Corporate Counsel